Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

April 9, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christina DiAngelo Fettig and Deborah O’Neal-Johnson

Re:	The Lazard Funds, Inc.
(File Nos.: 333-223531; 811-06312)

Ladies and Gentlemen:

On behalf of The Lazard Funds, Inc. (the “Registrant”), on or about April 16, 2018 we plan to file, pursuant to Rule 497 under the Securities Act of 1933, as amended, the definitive versions of the Prospectus/Proxy Statement and Statement of Additional Information of the Registrant related to the reorganization of Lazard US Realty Income Portfolio (the “Acquired Portfolio”), a series of the Registrant, into Lazard US Realty Equity Portfolio (the “Acquiring Portfolio”), another series of the Registrant (the “Reorganization”). The filing will be marked to show changes from the version of the Prospectus/Proxy Statement filed as part of the Registrant’s Registration Statement on Form N-14 (the “Registration Statement”) on March 8, 2018. The revisions consist primarily of changes made in response to the comments given telephonically by the staff (the “Staff”) of the Securities and Exchange Commission, including accounting comments given by Christina DiAngelo Fettig of the Staff to the undersigned on March 29, 2018 and disclosure comments given by Deborah O’Neal-Johnson of the Staff to Lisa Goldstein and Robert Spiro of this office on April 5, 2018. Set forth below are Ms. DiAngelo Fettig’s and Ms. O’Neal-Johnson’s comments and the Registrant’s responses thereto. Capitalized terms used herein and not otherwise defined are used with the meanings assigned to them in the Registration Statement.

Accounting Comments

Questions and Answers

1.	Staff Comment: The answer to the question “What are the tax consequences of the proposed Reorganization?” states: “Management currently estimates that approximately 46% of the Acquired Portfolio’s portfolio securities may be sold by the Acquired Portfolio before consummation of the Reorganization” (emphasis added). Please confirm whether this figure includes all sales in connection with the Reorganization.

Response: Management confirms that this figure includes all estimated sales in connection with the Reorganization.

2.	Staff Comment: The answer to the question “What are the tax consequences of the proposed Reorganization?” states: “Management estimates that brokerage commissions and other transaction costs associated with such portfolio sales will be approximately $15,000.” Please quantify the commissions and transactions costs as a percentage of Acquired Portfolio net assets.

Response: The referenced disclosure will be revised as follows (emphasis added): “Management estimates that brokerage commissions and other transaction costs associated with such portfolio sales will be approximately $15,000, or 0.07% of Acquired Portfolio net assets.”

Prospectus/Proxy Statement

3.	Staff Comment: The fifteenth paragraph of “Summary – Comparison of the Acquiring Portfolio and the Acquired Portfolio – Investment Objectives and Principal Investment Strategies” states: “The Acquiring Portfolio is classified as ‘non-diversified’ under the 1940 Act, which means that it may invest a relatively high percentage of its assets in a limited number of issuers, when compared to a diversified fund.” Please make this disclosure more prominent and clearly disclose the risks of a fund being non-diversified.

Response: The referenced disclosure will be bolded and the following cross-reference will be added immediately following it:

For information about the risks of investing in a “non-diversified” fund, see “Additional Information About the Acquiring Portfolio and the Acquired Portfolio – Investment Risks” below.

4.	Staff Comment: Please supplementally confirm that the fees presented on page 9 of the Prospectus/Proxy Statement represent “current fees” in accordance with Item 3 of Form N-14.

Response: The fees and expenses set forth in the fee tables (as revised in accordance with the response to Staff Comment No. 5 below) for each Portfolio are as of the fiscal year ended December 31, 2017. Management confirms that the information presented in the fee tables is not materially different from each Portfolio’s current fees and expenses.

5.	Staff Comment: Please confirm whether the Total Annual Portfolio Operating Expenses for the Acquiring Portfolio of 1.09% is correct. This figure matches the Financial Highlights from the most recent annual report, despite the management fee reduction that occurred in mid-2017.

Response: The expenses of the Acquiring Portfolio in the table will be revised as follows: “Other Expenses” will be reduced to .32%, and “Total Annual Portfolio Operating Expenses” will be reduced to 1.07%. As a result, the line item for “Fee Waiver and Expense Reimbursement” will be reduced to .07%.

6.	Staff Comment: We note that Lazard Asset Management LLC (“LAM” or the “Manager”) will benefit from the Reorganization by waiving fewer expenses. Please add disclosure that the Manager will accrue benefits as a result of the Reorganization.

Response: The first sentence of the fifth paragraph in “Information About the Reorganization – Plan of Reorganization” will be revised as follows (emphasis added): “The total expenses of the Reorganization, for legal and accounting expenses, outside solicitation firm costs, printing, postage, proxy out-of-pocket costs and proxy solicitation, mailing, reporting and tabulation costs, and regulatory filing fees, are expected to be approximately $200,000, which will be borne by LAM; if the Reorganization is consummated, LAM will waive a lower amount of fees and/or reimburse less Portfolio expenses than it otherwise would have.”

7.	Staff Comment: The fifth paragraph of “Additional Information About the Acquiring Portfolio and the Acquired Portfolio – Past Performance” notes that LAM changed the benchmark for the Acquired
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Portfolio and the Acquiring Portfolio during the year. Please elaborate on the reasons for the change in the benchmarks.

Response: The referenced disclosure will be revised to reflect that LAM believes the new indices provide a more appropriate comparison of Portfolio performance than the prior indices.

8.	Staff Comment: The fifth paragraph of “Information About the Reorganization – Plan of Reorganization” states that LAM will bear the costs of the Reorganization. Please add disclosure that LAM will incur these costs regardless of whether the Reorganization is consummated.

Response: The following sentence will be added to the fifth paragraph under “Information About the Reorganization—Plan of Reorganization”: “These costs associated with the Reorganization will be borne by LAM even if the Reorganization is not consummated.”

Plan of Reorganization

9.	Staff Comment: Please add signature blocks for the Portfolios. Please also add a signature block for LAM with respect to those sections of the Plan that contain obligations pertaining to LAM (e.g., bearing the expenses of the Reorganization).

Response: The requested revision will be made.

Statement of Additional Information

10.	Staff Comment: The ninth paragraph of “Pro Forma Financial Information” states that 46% of the Acquired Portfolio will be repositioned for the merger, mostly by selling preferred stocks. As of the most recent annual report, preferred stocks were only 29% of the Acquired Portfolio’s holdings. Under Section 11-02(b) of Regulation S-X, narrative pro forma financial statements may be presented when a limited number of pro forma adjustments are required and those adjustments are easily understood. If the portfolio repositioning cannot be easily explained in a narrative format, the Staff believes that a full set of pro forma financial statements should be presented, rather than the currently presented narrative pro forma financial statements.

Response: The referenced disclosure will be revised as follows (emphasis added): “Management currently estimates that approximately 46% of the Acquired Portfolio’s portfolio securities will be sold by the Acquired Portfolio before consummation of the Exchange, subject to any restrictions imposed by the Internal Revenue Code, in order to align the Acquired Portfolio’s portfolio with the Acquiring Portfolio’s portfolio (generally, preferred stocks and mortgage REITs).” Preferred stocks and mortgage REITs comprise approximately 38% and 6%, respectively, of the current Portfolio.

Exhibits

11.	Staff Comment: The Consent of Independent Registered Public Accounting Firm (the “Consent”) refers to section “Counsel and Independent Registered Public Accounting Firm”, which cannot be located within the Registration Statement. Additionally, the name of the independent registered public accounting firm is used in the sections of the Registration Statement entitled “Financial Highlights” and “Independent Registered Public Accounting Firm”, which are not referred to in the Consent. Please confirm that the auditor does not wish to re-file its consent in a pre-effective amendment to the Registration Statement.
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Response: The auditor has confirmed with management that the auditor does not wish to re-file its consent.

Disclosure Comments

Questions and Answers

12.	Staff Comment: The answer to the question “What are the differences between the Portfolios?” states: “The Acquired Portfolio has historically invested significantly in dividend-paying securities, such as preferred securities, while the Acquiring Portfolio has not.” Please add disclosure if the Acquired Portfolio invests more heavily in debt securities than the Acquiring Portfolio.

Response: Neither Portfolio invests heavily in debt securities.

Prospectus/Proxy Statement

13.	Staff Comment: The third paragraph of “Comparison of the Acquiring Portfolio and the Acquired Portfolio – Investment Objectives and Principal Investment Strategies” states: “Delivering regular income to shareholders is not a primary focus of the Acquiring Portfolio.” Please emphasize this sentence through bolding or italicizing.

Response: The referenced disclosure will be bolded.

14.	Staff Comment: Please confirm that the fee table will show acquired fund fees and expenses if such fees will exceed 0.01% of net assets.

Response: Acquired fund fees and expenses did not exceed 0.01% of net assets for either Portfolio as of the most recent fiscal year end.

Should members of the Staff have any questions or comments, please contact me at 212.969.3376 or, in my absence, contact Lisa Goldstein at 212.969.3381.

Very truly yours,

/s/ Max Vogel

Max Vogel

cc:       Lisa Goldstein

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